Regus

SUBLEASE CONTRACT

	DD/MM/YYYY
Contract n°.: 1579-0004/11	Contract Date: 11/1/2011

1 CONTRACTED - FISCAL/COMMERCIAL ADDRESS

HQ DO BRASIL ADMINISTRAÇÃO DE BENS E SERVIÇOS LTDA.
Av. Tancredo Neves, 450 - Edf. Suarez Trade - 16° andar
Salvador - BA - 41620-901 - Brazil
CNPJ/MF: State Tax: Exempt

2 CONTRACTOR - FISCAL ADDRESS

Company Name: Cimcorp Comércio Internacional e Informática Ltda

Contact / Position: Sr. Juri Saukas

Address: Al. Madeira, 258 - Sala 1401 e 1402 - Centro Com. Alphaville

Zip Code: 06454-010   City: São Paulo

State: SP   Contry: Brazil

Telephone: 55 (11) 4191-3602

Fax: 55 (11) 4191-3602   Email   jissa@cimcorp.com.br

CNPJ: State Tax: 206.220.120.110

3 FOR COMPANY USE

Room Number	1619	X	X	X	X	X

or any other room on this floor replacing the current one

	DD/MM/YYYY
Start Date	01/04/2011
End Date	31/03/2012

Contract Price	Daily Price	Days	Monthly Price	Months	Contract Price
	R$ 97,53	30	R$ 2.926,00	12,00	R$ 35.112,00

SERVICES	QTD	Price per person / Monthly	Total Monthy
Telecom Line Rental	2	R$ 120,00	R$ 240,00
Telecom Handset	2	R$ 140,00	R$ 280,00
Internet Concectivity	2	R$ 220,00	R$ 440,00
Beverage Fee	2	R$ 80,00	R$ 160,00

The current Office agreement for   12,00 months received a monthly discount over the price list of R$ 2.584,00

COMENTÁRIOS   PIV REF N# 3376069

Contract Renewal
Start of contract: 01/04/2010
Renewed by period: 01/04/11 to 31/03/12
The client has a retainer rate of R $ 3.750,00

This document evidences the legal agreement of the parties identified in the tables above as CONTRACTED (see table 1) and CONTRACTOR (see table 2)"

The CONTRACTOR confirms it has read and understood the terms and conditions detailed in the back of this document, while the CONTRACTED confirms its agreement to provide the services and facilities mentioned on the back of this document. As a result of their agreement, the parties are signing the present document in three (3) original counterparts in the presence of two witnesses

CONTRACTED: HQ do Brasil Adm. de Bens e Serviços Ltda
Name:(Complete):   Vanessa Marucci Rodrigues
Position: Gerente   Date   11/1/2011
Signature *Vanessa Marucci Rodrigues*

CONTRACTOR: Mineração Caraiba S/A
Name:(Complete): Juri Saukas
Position: Diretor   Date   11/1/2011
Signature X

WITNESSES
Name:(Complete):   Marta Maria Santos de Souza
ID.:
Signature *Marta Maria Santos de Souza*

WITNESSES
Name:(Complete):
ID.:
Signature

CONTRATO DE SUBLOCAÇÃO

	DD/MM/AAAA
Contrato n°.: 1579-0004/11	Data do Contrato: 11/1/2011

1 CONTRATADO - ENDEREÇO FISCAL/COMERCIAL

HQ DO BRASIL ADMINISTRAÇÃO DE BENS E SERVIÇOS LTDA.
Av. Tancredo Neves, 450 - Edf. Suarez Trade - 16° andar
Salvador - BA - 41620-901 - Brasil
CNPJ/MF: State Tax: Isento

2 CONTRATANTE - ENDEREÇO FISCAL

Nome da Empresa: Cimcorp Comércio Internacional e Informática Ltda

Contato/Posição: Sr. Juri Saukas

Endereço: Al. Madeira, 258 - Sala 1401 e 1402 - Centro Com. Alphaville

CEP: 06454-010   Cidade: São Paulo

Estado: SP   País: Brasil

Telefone: 55 (11) 4191-3602

Fax: 55 (11) 4191-3602   Email: jissa@cimcorp.com.br

CNPJ: IE: 206.220.120.110

3 PARA USO DA EMPRESA

Sala N.	1619	X	X	X	X	X

ou qualquer outra sala neste andar em substituição à atual

	DD/MM/AAAA
Data de Início	1/4/2011
Data de Término	31/3/2012

Contract Price	Preço Diário	Dias	Preço Mensal	Meses	Total
	R$ 97,53	30	R$ 2.926,00	12,00	R$ 35.112,00

SERVIÇOS	QTD	Preço por pessoa / mês	Total Mensal
Locação de Linha Telefônica	2	R$ 120,00	R$ 240,00
Aparelho Telefônico	2	R$ 140,00	R$ 280,00
Serviço de Internet	2	R$ 220,00	R$ 440,00
Taxa de Bebidas	2	R$ 80,00	R$ 160,00

O presente contrato de   12,00 meses de escritório, recebeu um desconto mensal no valor de lista de R$ 2.584,00

COMENTÁRIOS   PIV REF N# 3376069

Contrato de Renovação
Contrato com início em 01/04/2010.
Renovado pelo período de: 01/04/11 até 31/03/12
O cliente possui uma taxa de retenção no valor de R$ 3.750,00

Esse documento apresenta o acordo legal das partes nomeadas e identificadas no quadro acima como: CONTRATADO (vide quadro 1) e CONTRATANTE (vide quadro 2)

O CONTRATANTE confirma ter lido e entendido os termos e condições estabelecidos no verso deste e estar ciente, bem como o CONTRATADO concorda em fornecer os serviços e instalações também mencionados no verso deste. E por assim estar, justo e contratado, as partes assinam o presente instrumento em 3 (três) vias de igual teor e forma, na presença de duas testemunhas.

CONTRATADO: HQ do Brasil Adm. de Bens e Serviços Ltda
Nome:(Completo):   Vanessa Marucci Rodrigues
Cargo: Gerente   Data   11/1/2011
Assinatura *Vanessa Marucci Rodrigues*

CONTRATANTE: Mineração Caraiba S/A
Nome:(Completo): Juri Saukas
Cargo: Diretor   Data   11/1/2011
Assinatura Y

TESTEMUNHAS
Nome:(Completo):   Marta Maria Santos de Souza
R.G.:
Assinatura *Marta Maria Santos de Souza*

TESTEMUNHAS
Nome:(Completo):   0
R.G.:   0
Assinatura

Regus

SERVICE CONTRACT

		DD/MM/YYYY
Contract n°.: 1579-0004/11	Contract Date:	11/1/2011

1   CONTRACTED - FISCAL/COMMERCIAL ADDRESS

HQ DO BRASIL ADMINISTRAÇÃO DE BENS E SERVIÇOS LTDA.
Av. Tancredo Neves, 450 - Edf. Suarez Trade - 16° andar
Salvador - BA - 41620-901 - Brazil
CNPJ/MF   State Tax: Exempt

2   CONTRACTOR - FISCAL ADDRESS

Company Name: Cimcorp Comércio Internacional e Informática Ltda

Contact / Position: Sr. Juri Saukas

Address: Al. Madeira, 258 - Sala 1401 e 1402 - Centro Com. Alphaville

Zip Code: 06454-010	City: São Paulo
State: SP	Contry: Brazil

Telephone: 55 (11) 4191-3602

Fax: 55 (11) 4191-3602

CNPJ: State Tax: 206.220.120.110

3   FOR COMPANY USE

Business Services Package (Clause 3)	N. Station	U$ daily/station	Price by day
	2	x	x
		Daily Total	x

	DD/MM/YYYY
Start Date	1/4/2011
End Date	31/3/2012

SERVICE RETAINER FEE	R$ 296,00

SERVICES

SERVICES	QTD	Price per person / Montlhy	Total Monthy
Setup Fee (Charged only One Time)	0	R$ 220,00	R$ 0,00
			R$ 0,00
			R$ 0,00
			R$ 0,00
			R$ 0,00
			R$ 0,00
			R$ 0,00

COMMENTS

Contract Renewal
Start of contract: 01/04/2010
Renewed by period: 01/04/11 to 31/03/12
The client has a retainer rate of R $ 3.750,00

This document evidences the legal agreement of the parties identified in the tables above as CONTRACTED (see table 1) and CONTRACTOR (see table 2)"

The CONTRACTOR confirms it has read and understood the terms and conditions detailed in the back of this document, while the CONTRACTED confirms its agreement to provide the services and facilities mentioned on the back of this document. As a result of their agreement, the parties are signing the present document in three (3) original counterparts in the presence of two witnesses

CONTRACTED
Name:(Complete): Vanessa Marucci Rodrigues
Position: Gerente   Date   11/1/2011
Signature _Vanessa Marucci Rodrigues_

CONTRACTOR
Name:(Complete): Juri Saukas
Position: Diretor   Date   11/1/2011
Signature

WITNESSES
Name:(Complete): Marta Maria Santos de Souza
ID.:
Signature _Marta Maria Santos de Souza_

WITNESSES
Name:(Complete): 0
ID.: 0
Signature

CONTRATO DE SERVIÇOS

		DD/MM/AAAA
Contrato n°.: 1579-0004/11	Data do Contrato	11/1/2011

1   CONTRATADO - ENDEREÇO FISCAL/COMERCIAL

HQ DO BRASIL ADMINISTRAÇÃO DE BENS E SERVIÇOS LTDA.
Av. Tancredo Neves, 450 - Edf. Suarez Trade - 16° andar
Salvador - BA - 41620-901 - Brasil
CNPJ/MF   State Tax: Isento

2   CONTRATANTE - ENDEREÇO FISCAL

Nome da Empresa: Cimcorp Comércio Internacional e Informática Ltda

Contato/Posição: Sr. Juri Saukas

Endereço: Al. Madeira, 258 - Sala 1401 e 1402 - Centro Com. Alphaville

CEP: 06454-010	Cidade: São Paulo
Estado: SP	País: Brasil

Telefone: 55 (11) 4191-3602

Fax: 55 (11) 4191-3602

CNPJ: IE: 206.220.120.110

3   PARA USO DA EMPRESA

Serviço de Sup.Adm.(Clausa 3)	N. Estações	Diário/Estação	Preço por dia
	2	x	x
		Total Diário	x

	DD/MM/AAAA
Data de Início	1/4/2011
Data de Término	31/3/2012

TAXA DE RETENÇÃO DE SERVIÇOS	R$ 296,00

SERVIÇOS

SERVIÇOS	QTD	Preço por pessoa / mês	Total Mensal
Taxa de Instalação (Cobrada apenas 1 vez)	0	R$ 220,00	R$ 0,00
	0	R$ 0,00	R$ 0,00
	0	R$ 0,00	R$ 0,00
	0	R$ 0,00	R$ 0,00
	0	R$ 0,00	R$ 0,00
	0	R$ 0,00	R$ 0,00
	0	R$ 0,00	R$ 0,00

COMENTÁRIOS

Contrato de Renovação
Contrato com início em 01/04/2010.
Renovado pelo período de: 01/04/11 até 31/03/12
O cliente possui uma taxa de retenção no valor de R$ 3.750,00

Esse documento apresenta o acordo legal das partes nomeadas e identificadas no quadro acima como: CONTRATADO (vide quadro 1) e CONTRATANTE (vide quadro 2)

O CONTRATANTE confirma ter lido e entendido os termos e condições estabelecidos no verso deste e estar ciente, bem como o CONTRATADO concorda em fornecer os serviços e instalações também mencionados no verso deste. E por assim estar, justo e contratado, as partes assinam o presente instrumento em 3 (três) vias de igual teor e forma, na presença de duas testemunhas.

CONTRATADO
Nome(Completo): Vanessa Marucci Rodrigues
Cargo: Gerente   Data   11/1/2011
Assinatura _Vanessa Marucci Rodrigues_

CONTRATANTE
Nome(Completo): Juri Saukas
Cargo: Diretor   Data   11/1/2011
Assinatura

TESTEMUNHAS
Nome(Completo): Marta Maria Santos de Souza
R.G.:
Assinatura _Marta Maria Santos de Souza_

TESTEMUNHAS
Nome(Completo): 0
R.G.: 0
Assinatura

[redacted]

Serviços de Secretariado e Administrativo/ Secretarial Administrative Support

	Preço / Price R$
Escritório Físico - Atendimento Telefônico Personalizado com transferência direta ao ramal –por mês/ramal /Office - Telephone Answering Services per month/extension (R$ 34,00 por ramal adicional / per additional extension)	R$ 70,00
Escritório Físico - Atendimento Telefônico Personalizado com transferência ao ramal e anúncio de chamadas – por mês/ramal /Office - Telephone Answering Services to extension announcing calls, per month/extension (R$ 45,00 por ramal adicional / per additional extension)	R$ 94,00
Escritório Físico - Atendimento Telefônico Personalizado com transferência e anúncio de chamadas para telefone fixo ou celular –por mês/ramal / Office - Telephone Answering Services transfer calls to a fixed or mobile phone announcing calls, per month/extension	Adição de R$ 52,00 a um dos itens acima
Atendimento Telefônico para adicionais Escritório Virtual HQ Telephone Answering Services for Virtual Office per Additional monthly	R$ 47,00 por pessoa/mês – person/monthly
Secretariado (Envio de e-mails, digitar documentos do pacote office ou qualquer outra utilização serviços de terceiros) / Secretarial Support (Send e-mails, typing documents Office package or others services)	R$ 10,00 (15min.)
Secretariado Exclusivo/Urgente/ Secretarial Support – Fast Track	R$ 10,00 (15 min.)
Traduções (Principais idiomas)/ Translations (to main languages)	Sob consulta / Request quotation

Serviços de Fotocópia/ Photocopying Services

Cópias Preto e Branco – Self Service – Copiadoras de alta qualidade/ Black & White copies – Self Service – with our high specification copier.	**Por Página/Per page**
Até 100 cópias/ First 100 copies – per copy	R$ 0,25
De 101 a 500 cópias/ From 101 to 500 copies – per copy	R$ 0,20
De 501 a 1.000 cópias/ From 501 to 1.000 copies – per copy	R$ 0,18
De 1001 a 2000 cópias/ From 1001 to 2000 copies – per copy	R$ 0,18
De 2001 cópias em diante/ From 2001 copies and more	R$ 0,18
Cópias Preto e Branco – Pela equipe HQ – Copiadoras de alta qualidade/ Black & White copies – By HQ Team – with our high specification copier.	
Até 100 cópias/ First 100 copies – per copy	R$ 0,40
De 101 a 500 cópias/ From 101 to 500 copies – per copy	R$ 0,40
De 501 a 1.000 cópias/ From 501 to 1.000 copies – per copy	R$ 0,40
De 1001 a 2000 cópias/ From 1001 to 2000 copies – per copy	R$ 0,40
De 2001 cópias em diante/ From 2001 copies and more	R$ 0,40
Cópias Coloridas – – Pela equipe HQ – Copiadoras de alta qualidade (não disponível em todos os centros)/ Full Colour – By HQ Team – with our high specification copier. (not available in all centres)	R$ 3,00

Impressões/ Printing

Preto e Branco / Laser ou Jato de Tinta, (carta / ofício / A4). Por página, pela equipe HQ./ Black & White / Laser or inkjet, (letter / legal / A4). Per page, by HQ Team.	R$ 2,00
Colorido. Jato de Tinta (carta / ofício / A4). Por página, pela equipe HQ/ Colour. Inkjet (letter / legal / A4). Per page by HQ Team	R$ 3,00

Documentos

Encardenação. Até 400 páginas. Por documento/ Binding. Up to 400 pages. Per document.	Sob consulta/ Request Quotation
Plastificação (carta / ofício / A4). Por página / Laminating (letter / legal / A4). Per page.	Sob consulta/ Request Quotation
Scanner. Por página/ Scanning. Per page (not available in all centers)	Sob consulta/ Request Quotation

Transmissão de Fax / Fax Transmission

Recebimento. Por página/ Incoming. Per page	R$ 1,00
Envio – executado pela equipe HQ. Por minuto/ Outgoing – by HQ team members. Per minute.	R$2.00 Local / R$2.50 Natl long dist

Tecnologia e Telecomunicações

Pacote de Conectividade. Por mês/pessoa/ Conectivity Package (month/person)	R$ 480,00
Equipamento digital com número DDR e 2 linhas de acesso. Por mês/ Digital Handset with direct phone number and two line access. Per month	R$ 260,00
Taxa de instalação para conectividade e digital por ponto, crachá, chaves, inventário de sala / Set up fee – conectivity and digital (per person); badge, key office, office inventory	R$ 220,00
Linha analógica para fax / modem. Por linha, por mês/ Analogue line for fax/modem. Per line/ per month.	R$ 145,00
Taxa de instalação para linha analógica. Por ponto/ Set up fee – analog line (per person)	R$ 50,00
Internet Banda Larga - Por conexão. Por mês / Internet access - Per connection. Per month.	R$ 260,00
HQNet + Conexão VPN Por pessoa/mês/ HQNet - VPN Connection per person/month	Sob consulta/ Request Quotation
VPN Taxa de instalação/ VPN Set up Fee (HQ to non HQ Connectivity VPN)	Sob consulta/ Request Quotation
Conexão LAN. Por conexão, por mês/ LAN Connection. Per connection / per month	R$ 99,00
Mudança de pontos de telefone e internet. Por ponto/ Connection Moves and changes. Per connection..	R$ 52,00
IP Externo/ Public IP (NAT)	R$ 146,00
Bloco de 4 routables/ Block of 4 routables	R$ 349,00
Cabo de rede/ Network cable	Sob consulta/ Request Quotation

Outros serviços como registro de domínio, back ups, contas de e-mail, IP públicos/ Other services like domain registration, file back ups, email accounts, public IP addresses.	Sob consulta/ Request Quotation
Suporte técnico de informática. Por hora.(minimo 15 minutos quando do tecnico no local)/ IT technician support. Per hour (minimum 15 minutes)	R$ 120,00
Cobrança de chamadas, ligações locais, interurbanas e internacionais/ Telephone call charged, local, long distance and international	Tarifa padrão operadora + 20% / Operator standard fee+ 20%
Ligações 0800/calling card – custo fixo por ligação/0800/calling card – fixed fee per call	R$ 1,50

Cliente com link próprio/ Client with own IT provider

Router/Hub in IT Room - por mês/per month Privilege Fee	Sob consulta / Request Quotation
Conexão LAN. Por conexão, por mês/ LAN Connection. Per connection / per month	Sob consulta / Request Quotation
Taxa de instalação para conectividade e digital. Por ponto/ Set up fee – connectivity and digital (per person)	Sob consulta / Request Quotation

Cliente com banda dedicada/ Client with private bandwith

Taxa pela banda dedicada/ Bandwith monthly fee	Sob consulta / Request Quotation
Conexão LAN. Por conexão, por mês/ LAN Connection. Per connection / per month	Sob consulta / Request Quotation
Taxa de instalação para conectividade e digital. Por ponto/ Set up fee – connectivity and digital (per person)	Sob consulta / Request Quotation

Sala de Comunicações (ambiente climatizado 24horas e seguro)/ IT Room(custom desing environement)

Espaço dedicado para hubs e roteadores. Por mês/ Dedicated rack space for storage of hub and routers/per month	R$ 100,00 per U (1U = 4,5 cm)

Equipamento de Salas de Reunião/ Meeting Room Equipment

TV / VCR / Internet (1) / Quadro Branco / Lápis / Balas (Sujeito a disponibilidade)/ TV / VCR / Internet (1) / White board / Pencils / Mints (Subject to availability)	Cortesia /Free
Data Show da HQ/Data Projector	40 hr / 200 dia/day

Video Conferência/ Video Conference

Video conferencia por IP – Valor equipamento por hora por site HQ para velocidade 128Kbps (minimo 30 minutos) / Video Conference by IP – Per hour per HQ site for 128Kbps conexion (minimum 30 minutes).	R$ 200,00 + locação da sala por periodo.
Video conferencia por IP – Valor equipamento por hora por site HQ para velocidade 256Kbps (minimo 30 minutos) / Video Conference by IP – Per hour per HQ site for 256Kbps conexion (minimum 30 minutes).	R$ 250,00 + locação da sala por periodo.
Video conferencia por IP – Valor equipamento por hora por site HQ para velocidade 384Kbps (minimo 30 minutos) / Video Conference by IP – Per hour per HQ site for 384Kbps conexion (minimum 30 minutes).	R$ 300,00 + locação da sala por periodo.
Video conferencia por IP – Valor equipamento por hora por site HQ para velocidade 512Kbps (minimo 30 minutos) / Video Conference by IP – Per hour per HQ site for 512Kbps conexion (minimum 30 minutes).	R$ 360,00 + locação da sala por periodo.
Video conferencia por ISDN – Equipamento por hora por site / Video conference by ISDN – Equipment per hour per site.	R$ 200,00 + locação da sala por período
Video conferencia por ISDN - Valor da conexão / ligação originada do centro HQ. / Video conference by ISDN – Conexion / call originated in HQ center.	Sob consulta / Request Quotation
Bridge para conferencias multiponto (IP ou ISDN) ou conexoes ISDN originadas de centros especificos (a ser somado ao valor do equipamento + conexão). Por site/hora. / Bridge for multipoint video conference (IP or ISDN) or ISDN conexions originated from specific sites (to be added to equipment + conexion). Per site per hour.	R$ 350,00 + conexão / call charges

Serviços de Courier/ Courier Services

Serviços diários de entrega e coleta./ Daily service with in house pick yup and office delivery	Tarifa padrão fornecedor + 20% / Suplier standard fee+ 20%
Serviço de Mensageiros – Motoboy/ Messenger Service – External Supplier	Tarifa padrão fornecedor + 20% / Suplier standard fee+ 20%

Estoque e Móveis Adicionais/ Storage and Additional Furniture

Local especifico para estoque. Por m3, por mês. Sujeito a disponibilidade/ Storage space. Per m3 per month. Subject to availability	Sob consulta/ Request Quotation
Mesa de trabalho adicional. Por mês/ Extra desk. Per month.	Sob consulta/ Request Quotation
Mesa de reunião adicional. Por mês/ Extra Meeting room table. Per month.	Sob consulta/ Request Quotation
Cadeira executiva adicional. Por mês/ Extra executive chair. Per month.	Sob consulta/ Request Quotation
Cadeira de visitante adicional. Por mês/ Extra visitor chair. Per month.	Sob consulta/ Request Quotation
Armário adicional. Por mês/ Extra cupboard. Per month.	Sob consulta/ Request Quotation
Mudança de layout. Por hora/ Layout changes. Per hour.	R$ 83,00
Outros móveis adicionais de acordo com sua necessidade/ Other additional furniture as per your needs	Sob consulta/ Request Quotation



Serviços de Alimentos e Bebidas/ Food & Beverages Services

Almoço, bebidas quentes e frias ou lanches conforme sua solicitação/ Lunch, hot and cold drinks or snacks as you request.	Sob consulta/ Request Quotation
Café, chá, bebidas frias, sucos, salgados. Servido no seu escritório/ Coffee, tea, juices, fresh drinks, snacks. Served in your office	Sob consulta/ Request Quotation
Acesso à máquina de bebidas, salgados, doces/ Access to snacks, sweets and drinks at self-service machine.	Preço por item/price per item
Mensalidade Bebidas quentes – self service. Por pessoa/ Beverage monthly Fee – self-service. Per person	R$ 80,00

Outros Serviços

Placa personalizada com o nome da sua empresa na porta da sua sala por mes / Personalized plate with the name of your company at the door – per month.	R$ 500,00
Placa personalizada com o nome da sua empresa na porta da sua sala - Confecção / Personalized plate with the name of your company at the door – Set up	R$ 150,00
Itens de papelaria disponíveis em nosso Centro ou fornecedores externos em até 24 horas. Preços especiais sujeito a disponibilidade / Stationary items available at our center or from external suppliers within 24 hours. Special prices subject to availability	Tarifa padrão fornecedor + 20% / Suplier standard fee+ 20%
Reservas de hotéis e passagens com nossa Agência de Viagens.Preços especiais sujeito a disponibilidade./ Hotel and ticket reservations with our Travel agency. Special prices subject to availability.	Secretariado + 20% taxa administrativa / Secretarial service + 20% administrative fee
Entregas de flores, serviços de lavanderia, outros/ Flower delivery services, laundry and others. Special prices subject to availability.	Secretariado + 20% taxa administrativa / Secretarial service + 20% administrative fee

Check-out

Pintura/carpete/janelas/persianas/desconexões de pontos de telefone e internet/etc. Por m²	R$ 100,00 m²
Painting/carpet/window/shutters/internet and phone disconnections/etc. Per sqm	R$ 100,00 m²

Estacionamento/ Parking

Estacionamento no próprio edifício para seus clientes. Período com selo de três horas. - Parking at own building for clients/suppliers. Per 3 hours.	R$ 8,00
Estacionamento no próprio edifício para você e para seus funcionários. Por mês/ Parking at own building for you and your employees. Per month.	R$ 120,00

Salas de Reunião/ Meeting Rooms

Nome da Sala / Capacidade Room Name / Capacity	Dia inteiro(de 09:00 às 18:00) Full Day (from 9am to 6pm)	Por hora / Hourly
Auditório (Grande A + B)	R$ 378,00	R$ 63,00
Grande A	R$ 174,00	R$ 29,00
Grande B	R$ 174,00	R$ 29,00
Coffee Break		Sob consulta / Request Quotation
Política de Cancelamento / Cancellation Policy		Verificar abaixo / See below*

*Política de Cancelamento de Salas de Reunião/ Meeting Room Cancellation Policy

Nº de pax	0 a 48 hs	3 a 5 dias	06 a 10 dias
01 a 08	100%	50%	s/ cobranca
09 a 16	100%	50%	s/ cobranca
17 a 22	100%	100%	100%

Política de Cancelamento de Equipamentos e Serviços Adicionais / Cancellation Policy for Additional Equipment or Services

Clientes serão cobrados 100% do custo quando da existência de terceiros e/ou fornecedores (ex. serviços de buffet, locação de equipamentos, testes de videoconferência, etc). / Clients will be charged 100% of any third party costs incurred (eg. catering, equipment hire, videoconference test calls etc).

Todos os nossos serviços são sujeitos a disponibilidade. Preços são mencionados em Reais. All our services are subject to availability. Prices are referred in Brazilian Reais. Subject to change

Todas as compras efetuadas para clientes incorrerão 20% de taxa administrativa. All purchases / payments have a 20% recharge

Incorrerão acréscimos para serviços prestados após o horário comercial (de segunda a sexta – das 8:30 as 18:00), solicitar cotação. Services provided after office hours (M-F from 8:30 to 6:00 pm) will have an extra charge, please request quotation